Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400 Fax: (212) 912-7751 www.tpw.com

Direct Dial: 212.912.7815 razarow@tpwlaw.com

July 2, 2007

Mr. Jonathan E. Gottlieb

Senior Attorney

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Silver State Bancorp

Amendments Nos. 3 and 4 to Form S-1

File No. 333-142110

Dear Mr. Gottlieb:

On behalf of our client, Silver State Bancorp (the “Company”), we wish to acknowledge receipt of your letter dated June 27, 2007 concerning the review by the U.S. Securities and Exchange Commission (the “SEC”) of Amendments Nos. 3 and 4 to the Company’s Form S-1. Set forth below are the Company’s responses to your comments providing the supplemental information and otherwise commenting on the issues and questions raised in your letter. In addition, the Company’s Amendment No. 6 to Form S-1 has been revised in response to these comments and was filed with the SEC today.

SEC Comments

General

1.	We understand that you circulated preliminary prospectuses based on the content of Amendment Number 3 to your registration statement which did not have a price range for your offering. As we discussed and confirmed on Friday June 22, a price range is required under Rule 433. Please advise us as to how you addressed this problem.

On Monday, June 25, 2007, the Company filed with the SEC Amendment No. 5 to the Form S-1. The only change to the preliminary prospectus included in this filing was the addition of a sentence at the end of the first paragraph of the cover page indicating the anticipated price range for the offering. It is the Company’s understanding and belief that by doing so it became compliant with Rule 433 and therefore eligible to use free writing prospectuses in connection with the offering. The Company decided that the most cost and time efficient method of distributing that information to prospective investors was the use of a free writing prospectus consisting solely of the revised cover page. Accordingly, on Monday, June 25, 2007, shortly

New York, NY	Washington, DC	White Plains, NY	Summit, NJ	Mexico City, Mexico

Mr. Jonathan E. Gottlieb

July 2, 2007	Page 2 ..

after the filing of Amendment No. 5 to the Form S-1, the Company filed the revised cover page as a free writing prospectus and, together with the underwriters, arranged to have it distributed to every prior recipient of the preliminary prospectus. In addition, arrangements were made to have the free writing prospectus included in all subsequent distributions of the preliminary prospectus.

MD&A/Executive Summary, page 26

2.	We note your response to comment 3 of our letter to you dated June 14, 2007. As we requested, provide analysis, on page 28, of the significance of your having over 23 percent of your deposits from brokered deposits that are short term and concentrated among a few customers, including, but not limited to the following:

•	disclose the extent to which the FDIC has expressed any concerns regarding the brokered deposits;

•

analyze the extent to which your net income has and will be adversely affected by the large percentage of brokered short term deposits, since in order to retain these deposits you will be forced to offer the highest interest rates in your market, if not outside your market;

•	analyze the extent to which your dependence on brokered deposits from a few customers at level as high as 23 percent is typical of banks;

•	analyze the extent which the brokered deposits effect your liquidity; and

•

analyze the extent to which you are addressing the risks, including risks to your safety and soundness, associated with the relatively high percentage of brokered deposits that are short term and concentrated among a few customers including contingency funding plans if these deposits fail to roll over.

In response to this comment, including all the bullet points thereunder, supplementally, the Company advises the staff of the SEC as follows:

•

The Company is not aware of any regulatory concerns regarding its use of brokered deposits. The Company believes that it is in compliance with all rules and regulations of the FDIC concerning brokered deposits and that all of the Company’s activities, including the use of brokered deposits, are conducted in a safe and sound manner. This statement of the Company’s belief has been added on page 72.

•

The Company believes that its net income has not been, and does not expect it to be, adversely affected by the use of brokered short term deposits, which has constituted a large percentage of the Company’s deposits. As a general matter, the Company prices brokered deposits separately and apart from its pricing of deposits gathered through its local branch networks.

•

Both historically and currently, the Company’s brokered deposits have had a lower average cost than time deposits gathered through its local branch network and have had a comparable cost to wholesale borrowings available through the use of Federal Home Loan Bank borrowings. Further, the Company would not be forced to pay the highest interest rates either within or outside its market area in

Mr. Jonathan E. Gottlieb

July 2, 2007	Page 3 ..

order to retain these deposits. As with all funding decisions, the Company continually analyzes its various funding choices and prices its deposit products, including brokered deposits, with a view towards obtaining the lowest cost funding while meeting the Company’s liquidity needs and achieving the best net interest margin possible. The Company acknowledges that it might have to replace any non-retained brokered deposits with wholesale borrowings or locally gathered certificates of deposit that could increase the Company’s cost of funds, but that would depend on the prevailing market interest rates and the competitive environment at the time of the loss of the deposits. It is not possible to quantify that incremental cost other than to point to the market risk disclosure beginning on page 44. The Company acknowledges that its brokered deposits may tend to pose a heightened risk of retention because these customers tend to be very rate sensitive in making their decisions as to the financial institution with which they choose to place their deposits. Disclosure to the effect of the foregoing has been added to pages 17 and 18.

•

The Company believes that the use of brokered deposits is a wide spread practice in the banking industry. The Company also believes that the use of brokered deposits and the existence of large deposit concentrations with a few customers is fairly typical of most community banks. However, the Company’s belief is based on the general knowledge of management as to trends in the banking industry and conversations with both peers and bank regulators. The Company is not aware of any reliable data source that can quantify the extent to which brokered deposits are relied upon by other financial institutions. In addition, the customers that provide the source of the large balance brokered deposits gathered by the Company do not fall within the stereotypical profile of a brokered deposit customer (wealthy individuals for whom deposits are placed at a bank by a registered broker). As disclosed in the risk factor on page 16, the executive summary on page 28 and elsewhere, 4 customers constitute the Company’s brokered deposits at March 31, 2007, representing 23% of total deposits. Included among these 4 customers are the 2 related customers representing 12.7% of deposits. In the third paragraph of this risk factor, the Company discloses that these 2 customers are large financial services companies. The other 2 brokered deposit customers are also financial services companies. The deposits of all 4 customers may meet the regulatory definition of a brokered deposit, but the Company considers them to be corporate customers with which the Company either has, or is in the process of building, longer term customer relationships. Two of the customers have been depositors of the Company for approximately 4 years. The information in these last 2 sentences has been included in the disclosure on page 28.

•

The Company recognizes that its brokered deposit customers represent a concentration of deposits and, as such, has disclosed the risks related to deposit concentrations, including liquidity risk, in the aforementioned risk factor, the executive summary and elsewhere in the Form S-1. However, the Company does not believe that these customers represent any additional liquidity risk simply due to the fact that they are categorized as brokered deposits. The Company has not

Mr. Jonathan E. Gottlieb

July 2, 2007	Page 4 ..

experienced any liquidity issues to date with respect to brokered deposits and the Company believes it has ample alternative sources of funding, albeit currently at slightly higher rates, to more than compensate for the loss of one or more of these customers. Disclosure to this effect has been added to the liquidity discussion on page 42.

•

The Company does not believe that brokered deposits represent any particular risk to the Company’s safety and soundness. The FDIC has promulgated regulations and guidelines with respect to the use of brokered deposits designed to assist financial institutions in that regard, and the Company is in compliance with those regulations and guidelines. Among other things, the Company carefully monitors the balances in these accounts, the impact of movements in interest rates generally, the interest rates offered by local competitors, the rates offered by other institutions that access the brokered deposit market, the availability of wholesale borrowings and related costs of such funding sources. The Company also has developed contingency funding plans in the event the Company fails to retain one or more of its brokered deposit customers. Disclosure to the foregoing effect has been added on page 29.

Recent Developments, page 29

3.	We note your response to comment 4 of our letter to you dated June 20, 2007. As we requested, provide analysis of the reason(s) for drawing this line of credit and at this particular time including, but not limited to, the following:

•	disclose your historic regulatory capital classification over the last three years, the extent to which the classification has changed and provide analysis of the reasons for each of the changes;

•	disclose whether or not you obtained waivers from the FDIC in the past for accepting, renewing or rolling over any brokered deposits;

•	explain why securing approval or waivers from the FDIC for brokered deposits is problematic for you; and

•

explain and quantify the extent to which your insurance premium would be increased unless you raised your classification to well capitalized given the fact that you have been classified as adequately capitalized in both the first and second quarters of this year.

In response to this comment, including all the bullets thereunder, the Company supplementally advises the staff of the SEC as follows:

•

Over the last 3 years, the Company and Silver State Bank have been “well capitalized” for regulatory purposes at all times except that as of March 31, 2007 Silver State Bank was “adequately capitalized” as disclosed in the Form S-1. The same is true for Choice Bank at all times since its acquisition by the Company in September of 2006, also except as of March 31, 2007. The reason for the change at that date is that both banks had been experiencing significant growth and, in the

Mr. Jonathan E. Gottlieb

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past, the Company had been able to engage in various financings to supplement the banks’ capital in support of that growth. However, during the first quarter of 2007, the Company focused its efforts on preparing for the public offering which is the subject of the Form S-1 and did not engage in any new financings to supplement the capital of the banks. This information has been added to the disclosure on page 72. Both banks returned to “well capitalized” status as of April 30, 2007 as a result of the Company contributing some of its existing cash as capital into each bank. On June 25, 2007, the Company received $20 million in financing pursuant to the term loan disclosed in the Form S-1 and contributed the proceeds thereof to the two banks as capital thus ensuring that the two banks maintain their “well capitalized” status at June 30, 2007 in anticipation of completion of the offering. The “Recent Developments” section on pages 29 and 30 has been revised to reflect the foregoing and conforming changes have also been made elsewhere.

•

Silver State Bank has not obtained any waivers from the FDIC in the past with respect to brokered deposits, while Choice Bank has on one occasion since its acquisition by the Company. This waiver was obtained in June of 2007.

•

Securing approval or waivers from the FDIC is not problematic for the Company. Choice Bank was able to readily obtain a waiver upon request and Silver State Bank, in consultation with the FDIC, was not required to obtain a waiver in recognition of its swift return to “well capitalized” status in April of 2007 and in recognition of the Company’s having filed the Form S-1 and the intended use of proceeds of the offering. The Company does not believe that the impact of a change in status with respect to brokered deposits is material to the Company.

•

The Company estimates that its deposit insurance assessment would increase by approximately $581,000 for 2007 (assuming the Company maintains its level of deposits at March 31, 2007) as a result of the two banks being classified as “adequately capitalized” as of March 31, 2007 if they were to remain as such for a full year. As disclosed on page 69, the methodology for calculating deposit insurance premiums recently changed and it is not possible to explain the specific formula that results in the estimated amount without revealing the CAMEL ratings of the two banks, which is expressly prohibited by FDIC regulations. Since the Company completed the $20 million financing on June 25, 2007 and contributed the proceeds to the two banks in order to cause them to attain at that date and to continue to maintain “well capitalized” status as of June 30, 2007, the Company believes that the impact of the increased deposit assessment due to the two banks being “adequately capitalized” at March 31, 2007 will be limited to only one fiscal quarter and will not be material to the Company’s 2007 results of operations. Disclosure to the effect of the foregoing has been added to pages 29 and 30.

Mr. Jonathan E. Gottlieb

July 2, 2007	Page 6 ..

Supervision and Regulation

Bank Regulation, page 68

4.	We note that you have added disclosure that over 23 percent of your deposits are brokered deposits but that your discussion of bank regulation does not include regulation of brokered deposits. Please revise to address this issue including the process for securing waivers and the coverage of each waiver.

In response to this comment, disclosure has been added to pages 72 and 73 describing the process an adequately capitalized institution must go through to secure waivers to gather brokered deposits and the coverage of such waivers.

*        *        *

The Company informs us that it is aware that (1) it responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jonathan E. Gottlieb

July 2, 2007	Page 7 ..

Should you have any questions, or desire any further clarification with respect to any of the above responses, please feel free to call the undersigned at (212) 912-7815 or Lillian Moya at (212) 912-7921.

Sincerely,

/s/ Robert C. Azarow
Robert C. Azarow